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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number: 000-33217
                                                ---------

                          Genesis Health Ventures, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                              101 East State Street
                       Kennett Square, Pennsylvania 19348
                                 (610) 444-6350
    ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


          Warrants to purchase Common Stock, par value $.02 per share, exercisable until October 2, 2002(1) (2)
          ------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                    Common Stock, par value $.02 per share(2)
            -----------------------------------------------------------
           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                 Rule 12g-4(a)(1)(i)    [X]     Rule 12h-3(b)(1)(i)    [ ]
                 Rule 12g-4(a)(1)(ii)   [ ]     Rule 12h-3(b)(1)(ii)   [ ]
                 Rule 12g-4(a)(2)(i)    [ ]     Rule 12h-3(b)(2)(i)    [ ]
                 Rule 12g-4(a)(2)(ii)   [ ]     Rule 12h-3(b)(2)(ii)   [ ]
                                                Rule 15d-6             [ ]

       Approximate number of holders of record as of the certification or notice date: Zero

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Pursuant to the requirements of the Securities Exchange Act of 1934, Genesis
Health Ventures, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                        Genesis Health Ventures, Inc.


                                        By:    George V. Hager, Jr.
                                           -------------------------------------
                                            Name:  George V. Hager, Jr.
                                            Title: Executive Vice President and
                                                   Chief Financial Officer
Date:    May 9, 2003



(1) On October 2, 2002, these warrants expired.
(2) A Registration Statement on Form 8-A was filed with the SEC on October 2, 2001 related to these securities.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.